Exhibit 10.1

December 28, 2010

William A. Hawkins

Dear Bill:

We have sincerely appreciated your dedication and commitment to Medtronic’s mission and success.  You have informed the Board of Directors of your decision to retire from Medtronic, and we wish you the best as you plan for such retirement and appreciate your efforts to facilitate a smooth transition of your responsibilities to a successor.

This Letter Agreement and Attached Exhibit A (“Agreement”) sets forth the terms and conditions of your retirement from Medtronic effective April 27, 2012 (or earlier in accordance with this Agreement).  This Agreement also sets forth the terms and treatment of certain of your benefits acquired during your employment.  In consideration of the provisions and agreements set forth below and for good and valuable consideration, the sufficiency and receipt of which are acknowledged by both parties, we have agreed as follows.

Article 1.  Agreement.

1.1  Transition Terms.  This Agreement sets forth the terms and conditions, including the amount, timing, and method of payments, as well as the terms and benefits of your transition of employment.  You will be entitled to receive the benefits and payments set forth below, provided that you have signed and not revoked this Agreement.

Article 2.  Transition of Employment.

2.1  Separation and Retirement Dates.  Your last day as Chief Executive Officer of Medtronic shall be April 29, 2011, or such earlier or later date as Medtronic’s Board of Directors (“Board”) determines is appropriate to facilitate a smooth transition.  Such date that you step down as Chief Executive Officer shall be referred to as the “Separation Date.”  Thereafter, your employment with Medtronic shall terminate on the “Retirement Date,” which is defined as the earliest to occur of:  (a) April 27, 2012, or (b) the date of an Event of Default (as defined in Section 2.11 below).

2.2  Continued CEO Salary, MIP and Benefits.  From the date of this Agreement through the Separation Date, your current base salary, incentive compensation (including under the Medtronic Management Incentive Program (“MIP”)), and perquisites shall continue on the same terms and at such levels as currently in effect, and your benefit plan participation shall continue under such terms and conditions as generally apply to senior executive officers of Medtronic.

Payment of the actual FY11 MIP amount based on business results will be made in accordance with the customary terms of the MIP, and consistent with Medtronic’s customary payroll dates and practices.  For the avoidance of doubt, if the Separation Date occurs before April 29, 2011, the commencement of the Transition Period prior to the end of FY11 shall have no effect on your FY11 MIP payment.

2.3  Board Resignation.  You will resign from Medtronic’s Board of Directors effective upon the Separation Date.

2.4  Transition Period.  The period from the Separation Date through the Retirement Date shall be defined as the Transition Period.  During the Transition Period, you will not be required to report to work.  However, you agree to make yourself available (as is mutually convenient) until the Retirement Date as a Medtronic employee for consultation regarding the transition of your duties as well as appropriate matters in litigation, talent retention, regulatory affairs, community affairs and employee engagement.  You will also continue to provide advice and counsel on matters relating to Industry Leadership. Although you will remain in regular employment through the end of the Transition Period, you are expected to have a Separation from Service on the Separation Date (as that term is defined for purposes of Medtronic’s deferred compensation arrangements subject to Code Section 409A) due to your decreased work commitment.  Upon the Retirement Date, you will be treated as retirement eligible for purposes of all Medtronic plans and programs.

2.5  Transition Period Salary, MIP and Benefits.  During this Transition Period, your current base salary, incentive compensation (MIP), and perquisites shall continue on the same terms and at such levels as currently in effect during your regular employment prior to the Transition Period, and your benefit plan participation shall continue under such plan terms and conditions as generally apply to senior executive officers of Medtronic.  During the Transition Period, subject to the terms and conditions of this Agreement, Medtronic will pay your current base salary at a gross monthly amount of One Hundred Four Thousand One Hundred Sixty Seven Dollars ($104,167) (less withholdings for applicable taxes and authorized deductions).  During the Transition Period, you will be paid incentive bonuses under the MIP for FY11 and FY12 based upon actual MIP business results, and in accordance with the customary terms of MIP.  For the purposes of this Transition Period, benefits plans shall include medical, dental and vision coverage, basic and optional life insurance, the Medtronic Retirement Plan, the Medtronic 401(k) plan, salary continuation, long term disability, executive physical, business allowance, and matching charitable gifts.  Additional benefit accrual under the Supplemental Executive Retirement Program (“SERP”) will not occur during the transition period.  Payment of this transition salary and benefits will commence after expiration of the revocation period set forth in Article 4 consistent with Medtronic’s customary payroll dates and practices, provided you have signed and not revoked this Agreement.

For avoidance of doubt, we confirm that you will be permitted to rescind your 2011 deferral election under the CAP on or before December 31, 2010 and that all voluntary deferrals you have made in prior years are included in the compensation used in the calculation of the SERP.

2.6  Long Term Performance Plan (PSP/LTPP).  You will be paid the LTPP payouts for grants awarded to you for the performance periods FY09 - FY11, FY10 - FY12 and FY11 - FY13, as calculated from corporate financial objectives and as approved by the Compensation Committee of the Board.  Payment of the actual amount based on business results will be made to you in accordance with the terms of the LTPP and consistent with Medtronic’s customary payroll dates and practices, including your status as a retiree.

2.7  FY12 Long Term Incentive award (LTI).  Notwithstanding Sections 2.2 or 2.5, you will not be eligible for a new LTI (including LTPP, stock options and  Restricted Stock Units)  award for FY12 – FY14 unless your Separation Date occurs more than 60 days after the commencement of Medtronic’s FY12, in which case the Compensation Committee of the Board will consider you for a FY12 LTPP award at a level consistent with prior years based on your extended service as Chief Executive Officer.

2.8  Deferred Compensation Payout.  You will receive distribution of funds in your Capital Accumulation Plan consistent with Plan provisions and subject to the requirements of Code Section 409A.

2.9  Stock Options and Restricted Stock.  During the Transition Period and upon Retirement, your stock options and restricted stock grants will continue to vest in accordance with the terms of the applicable option and/or restricted stock agreement.  The exercise of any such option must occur no later than the last date on which exercise is permitted under the applicable option agreement, including terms applicable to your status as a retiree. You agree that you are solely responsible for determining the date on which your options expire per the terms of your option agreement(s).

2.10  No Further Rights and Benefits.  Effective on the Separation Date, you shall have no duties and no authority to make any representations or commitments on behalf of Medtronic or in any capacity whatsoever, except as provided by this Agreement.  After expiration of Transition Period, you shall have no further rights deriving from your employment by Medtronic, and shall not be entitled to any further compensation or non-vested benefits, except as provided in this Agreement or under the terms of any employee benefit plan in which you are then a participant.

2.11  Event of Default.  In the event you materially breach any of your material obligations under Sections 5.5, 5.6, 5.10 or 5.11 of this Agreement, Medtronic will give you written notice of your alleged material breach and you will have a reasonable time (not less than 10 days and not more than 30 days) to cure such breach after you receive such written notice. If you fail to cure a material breach of your obligations under this Agreement within such time period, Medtronic may, upon written notice to you, declare an “Event of Default” and thereupon terminate your Transition Period salary and benefits under Section 2.5 and your right to receive the payments under Section 3.2. If Medtronic gives notice of an Event of Default and you dispute such notice and commence arbitration pursuant to Section 5.5.3, there will be no action to terminate your status as an employee of Medtronic prior to April 27, 2012 unless and until an Event of Default is determined by the arbitrator.

Article 3.  Separation Payment.

3.1  Exhibit A Execution.  Exhibit A: Release (“Release”) of this Agreement will be valid and enforceable, provided you sign Exhibit A no earlier than April 27, 2012. Any execution of  Exhibit A prior to April 27, 2012 or after  May 18, 2012 shall render the Release null and void and unenforceable.

3.2  Additional Consideration: Lump Sum and Annual MIP Payments.  Subject to the terms and conditions of this Agreement, if the Retirement Date occurs on April 27, 2012, Medtronic will pay to you a lump sum separation amount of: (a) One Million Five Hundred Sixty Two Thousand Five Hundred Dollars ($1,562,500), which is an amount equal to one and one-fourth (1-1/4) years of your current base salary, plus (b) Two Million One Hundred Eighty-Seven Thousand Five Hundred Dollars ($2,187,500), which is an amount equal to one and one-fourth (1-1/4) times your Annual MIP target amount for FY11.  Subject to the terms and conditions of this Agreement, if the Retirement Date occurs on April 27, 2012, Medtronic will also pay to you a lump sum equal to twenty four (24) times the monthly COBRA premiums then in effect for continuation of your health and dental benefits.  Provided you have signed and not revoked this Agreement, these lump sum amounts (less withholdings for taxes) will be paid to you on June 8, 2012.

3.3  References.  All requests for information for your prospective future employer relative to your employment at Medtronic will be forwarded to the Lead independent Director of the Medtronic Board, who  will make a good faith response to such requests with confirmation of your title, dates of employment, salary, and performance.  In addition, you may use as references other current or former Medtronic executives or directors who have agreed to provide you a reference to your prospective employer.

3.4 Regarding COBRA Benefits.  As provided by COBRA, you shall have the right to continue coverage in the medical plan(s) in which you are presently participating, in accordance with state and federal law, for a period of 18 months following the Retirement Date at a cost to you as specified by such plans, or for such longer period as may be provided by law.

3.5 Non-Required Benefits.  You acknowledge that by accepting the provisions of this Agreement, you are receiving certain benefits to which you would not otherwise be entitled.

Article 4.  Release.

4.1  Your Release. In consideration of the provisions of this Agreement, you, for yourself and your heirs and executors, fully and completely release and forever discharge Medtronic, its officers, directors, shareholders, board members, representatives, divisions, parents, subsidiaries, successors and assigns, employees and agents, of and from any all claims, complaints, causes of action, demands, sums of money, covenants, contracts, agreements, promises, liabilities, damages or judgments, whatsoever in law or in equity, which you, ever had, now have against Medtronic or which you, hereafter, can, shall, or may have for or by reason of or in connection with any actions, conduct, decisions, behavior, events, transactions, omissions or accounts, occurring to the date of this Agreement.

You acknowledge that this Release specifically covers, but is not limited to, any and all claims, complaints, causes of action or demands (including related attorneys’ fees and costs) which you have or may have against Medtronic relating in any way to the terms, conditions and circumstances of your employment and the termination, resignation and/or Retirement thereof, or of your service as an officer or director of Medtronic; whether based on statutory or common law claims for wrongful discharge, breach of contract, breach of any express or implied promise, misrepresentation, fraud, retaliation, breach of public policy, infliction of emotional distress, defamation, promissory estoppels, invasion of privacy, or employment discrimination, including but not limited to claims under the Federal Age Discrimination in Employment Act (29 U.S.C. Sec. 621, et seq.), the Older Workers Benefit Protection Act (“OWBPA”), the Family Medical Leave Act, Fair Labor Standards Act, Employee Retirement Income Security Act, the Sarbanes-Oxley Act of 2002 and state statutes, if any, addressing the same subject matters or any other theory or basis, whether legal or equitable.

Notwithstanding the forgoing, nothing in this Section 4.1 or elsewhere in this Agreement shall be interpreted to affect or impair any right that you have to salary or benefits under this Agreement, any right to any vested benefit under any Medtronic employee benefit plan or program, or any right to indemnification pursuant to Medtronic’s bylaws and certificate of incorporation or applicable law.

4.2  Medtronic Release. In consideration of the provisions of this Agreement, Medtronic, for itself and its officers, directors, shareholders, board members, representatives, divisions, parents, subsidiaries, successors and assigns, employees and agents (“Medtronic Parties”), fully and completely releases and forever discharges you, your heirs and executors, of and from any all claims, complaints, causes of action, demands, sums of money, covenants, contracts, agreements, promises, liabilities, damages or judgments, whatsoever in law or in equity, which any Medtronic Parties, ever had, now have against you or which any Medtronic Parties, hereafter, can, shall, or may have for or by reason of or in connection with any actions, conduct, decisions, behavior, events, transactions, omissions or accounts, occurring to the date of this Agreement.

Medtronic Parties acknowledge that this Release specifically covers, but is not limited to, any and all claims, complaints, causes of action or demands (including related attorneys’ fees and costs) which any Medtronic Parties have or may have against you relating in any way to the terms, conditions and circumstances of your employment and the termination, resignation and/or Retirement thereof, or of your service as an officer or director of Medtronic; whether based on statutory or common law claims for breach of contract, breach of any express or implied promise, misrepresentation, fraud, breach of public policy, defamation, or promissory estoppels, or any other theory or basis, whether legal or equitable.

4.3  Notice of Rights of Review and Revocation.  You acknowledge receipt of this Agreement as notice in writing from Medtronic advising you to consult with an attorney prior to executing this Agreement and further acknowledges that you have been provided the right to consider this Agreement for a period of at least twenty-one (21) days prior to executing same. The parties acknowledge that you have fifteen (15) days from the date of execution of this Agreement to revoke same, and that this entire Agreement shall not be effective or enforceable in whole or in part until the revocation period has expired.  If you choose to revoke this Agreement within fifteen (15) days of execution, such revocation shall apply to the entire Agreement, and it is understood and agreed that such revocation shall render this entire Agreement null and void. To be effective, the revocation must be in writing and delivered by hand or mailed to Caroline Stockdale, Senior Vice President, Human Resources, Medtronic, Inc., 710 Medtronic Parkway, MS: LC400, Minneapolis, MN 55432.  If mailed, the revocation must be (a) postmarked within the fifteen-day revocation period; (b) properly addressed to Caroline Stockdale; and (c) sent by certified mail, return receipt requested.  If you accept this Agreement, the signed Agreement should be postmarked or returned by the fifteenth day following your execution hereof to Caroline Stockdale at the address stated herein.

Article 5.  General Provisions.

5.1  Vacation Pay.  You shall receive compensation for accrued and unused vacation through April 27, 2012 in a lump sum (less withholdings for taxes) in accordance with standard policy within five (5) business days thereafter.

5.2   Executive Placement Services.  Medtronic will make available to you senior executive level outplacement services through a mutually acceptable vendor during the Transition Period and for a period of one year following the Retirement Date.  Payments for such services will be paid directly to the vendor and will be deemed includable income.

5.3  Professional Fees.  Medtronic will reimburse you for your legal fees incurred in connection with the review and negotiation of this agreement, and tax planning fees in connection with your retirement, the sum total of these fees is subject to a maximum amount of Fifty Thousand Dollars ($50,000).

5.4  Office and Secretarial Support.  During the Transition Period and for three years thereafter, Medtronic will provide you with access to secretarial and IT support as appropriate  and office space in a mutually acceptable location.

5.5 Post-Employment Restrictions.   For purposes of this Agreement, terms that are CAPITALIZED have the following defined meanings with respect to those businesses:

COMPETITIVE PRODUCT means any good, product, product line or service developed, designed, produced, manufactured, marketed, promoted, sold, supported, serviced, or in development or the subject of research by anyone other than Medtronic that is the same as or similar to, or performs any of the same or similar functions as, may be substituted for, or is intended or used for any of the purposes as any good, product, product line or service you (or other PERSONS at or on behalf of Medtronic) researched, developed, designed, produced, manufactured, marketed, sold, solicited the sale of, or supported as of the Separation Date or about which at any time you received or otherwise obtained or learned CONFIDENTIAL INFORMATION.

COMPETITIVE RESEARCH AND SUPPORT means any research, development, analysis, planning or support services of any kind or nature, including without limitation theoretical and applied research, or business, technical, regulatory or systems research, analysis, planning or support, that assists, improves or enhances any aspect of the development, design, production, manufacture, marketing, promotion, sale, support or service of a COMPETITIVE PRODUCT.

CONFIDENTIAL INFORMATION means any information relating to Medtronic’s business that you learned during the course of your employment by Medtronic that derives independent economic value from not being generally known, or readily ascertainable by proper means, by other PERSONS who can obtain economic value from its disclosure or use. CONFIDENTIAL INFORMATION includes but is not limited to trade secrets and inventions and, without limitation, may relate to research; development; experiments; clinical investigations; clinical trials; clinical and product development results and data; engineering; product specifications; computer programs; computer software; hardware configurations; manufacturing processes; compositions; algorithms; know-how; methods; machines; management systems and techniques; strategic plans; long-range plans; operating plans; organizational plans; financial plans; financial models; financial projections; nonpublic financial information; business, financial, planning, and strategic systems and methods; operating systems; information systems; acquisition and divestiture goals, plans, strategies or targets; regulatory strategies, plans and approaches; quality control systems and techniques; patent and intellectual property strategies, plans and approaches; vendor and customer data; employee and personnel data; human resources goals, plans and strategies; human resource management techniques; sales volumes; pricing strategies; sales and marketing plans and strategies, contracts and bids; and any business management techniques that are being planned or developed, utilized or executed by Medtronic; provided that CONFIDENTIAL INFORMATION does not include information that has been publicly disclosed by Medtronic or is otherwise publicly available.
CONFLICTING ORGANIZATION means any PERSON or entity, and any parent, subsidiary, partner or affiliate of any PERSON or entity, that engages in, or is intended to become engaged in, the development, design, production, manufacture, promotion, marketing, sale, support or service of a COMPETITIVE PRODUCT or in COMPETITIVE RESEARCH AND SUPPORT.

PERSON means any natural or judicial person or entity of any kind.

5.5.1  From the Separation Date and for 24 months thereafter, you will not engage in any of the following activities:

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Be employed by or affiliated in any capacity with, become an independent contractor or consultant for, a director or advisor to, or render any services, directly or indirectly, on behalf of or in support of, any CONFLICTING ORGANIZATION.

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Use, disclose, or rely upon any CONFIDENTIAL INFORMATION to or for the benefit of anyone other than Medtronic, for as long as the information retains the characteristics described in the definition above.

•	Encourage or induce any PERSON to stop or refrain from doing business with Medtronic.
•	On behalf of a CONFLICTING ORGANIZATION, solicit, cause to be solicited, or participate in or promote the solicitation of any PERSON to purchase, use, recommend or prescribe a COMPETITIVE PRODUCT.

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On behalf of a CONFLICTING ORGANIZATION, solicit, cause to be solicited, or participate in or promote the solicitation of any PERSON to participate in, evaluate, comment on or otherwise be engaged in COMPETITIVE RESEARCH AND SUPPORT.

5.5.2  Notification Process for Waiver Request.

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You will provide to Medtronic advance written notice of your intention to engage in any activity that, if accepted or undertaken by you, would constitute a breach of the provisions of Section 5.5.1 of this Agreement.  Such advance notice will include a description of the company and your proposed position, scope of duties and responsibilities.

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Medtronic will evaluate the nature and scope of the position and determine, in the exercise of good faith, whether the opportunity as described in your notice would constitute a violation of Section 5.5.1 of this Agreement.  If Medtronic makes a determination that the opportunity would constitute a breach of Section 5.5.1, Medtronic may, in the exercise of its reasonable discretion, grant an appropriate waiver of the provisions of Section 5.5.1.  If Medtronic grants an appropriate waiver of the provisions of Section 5.5.1, such waiver shall be limited to the opportunity as described, and may contain such conditions and terms as Medtronic considers appropriate under the circumstances.

•	If the waiver is granted, Medtronic will request assurances of protection of Medtronic trade secret information from your new employer.
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In exercising its reasonable discretion hereunder, Medtronic will act in a manner reasonably consistent with past practices, including favorable consideration of opportunities you may have with private equity or venture capital companies, or with companies primarily engaged in the pharmaceuticals business, so long as such companies are not competitive with any material business of Medtronic.

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If you believe that Medtronic’s determination that an opportunity would constitute a breach of Section 5.5.1 was not made in good faith or that Medtronic did not exercise its reasonable discretion in withholding a waiver, you may fully engage the Arbitration process set forth in Section 5.5.3 set forth below.

5.5.3  Arbitration.   To the fullest extent permitted by law, all claims that you may have against Medtronic or any other Released Party, or which Medtronic may have against you, in any way related to the subject matter, interpretation, application, or alleged breach of this Agreement (“Arbitrable Claims”) shall be resolved by binding arbitration in the state of Minnesota. The Arbitration will be held before a single arbitrator pursuant to the rules of Arbitration of the Center for Public Resources for employment disputes. The decision of the arbitrator shall be in writing and shall include a statement of the essential conclusions and findings upon which the decision is based.

Arbitration shall be final and binding upon the parties and shall be the exclusive remedy for all Arbitrable Claims. Either party may bring an action in a Minnesota or federal court of competent jurisdiction to compel arbitration under this Agreement and to enforce an arbitration award. Otherwise, neither party shall initiate or prosecute any lawsuit or administrative action in any way related to any Arbitrable Claim. Notwithstanding the foregoing, either party may, in the event of an actual or threatened breach of this Agreement, seek a temporary restraining order or injunction in a Minnesota or federal court of competent jurisdiction restraining breach pending a determination on the merits by the arbitrator.

THE PARTIES HEREBY WAIVE ANY RIGHTS THEY MAY HAVE TO TRIAL BY JURY IN REGARD TO ARBITRABLE CLAIMS, INCLUDING WITHOUT LIMITATION ANY RIGHT TO TRIAL BY JURY AS TO THE MAKING, EXISTENCE, VALIDITY, OR ENFORCEABILITY OF THE AGREEMENT TO ARBITRATE.

5.6  Non-Solicitation of Employees.   Unless given prior consent by the Chief Executive Officer of Medtronic, Inc, you shall not at any time prior to the date 24 months following the Separation Date, solicit, participate in or promote the solicitation of any person who is employed by Medtronic, Inc. as of the Separation Date or at any time during six months preceding the Separation Date to leave the employ of Medtronic, Inc. to take employment with any company you are then employed by or serve in any advisory or managerial capacity (including, without limitation, as a member of a board of directors). You further shall not, on your own behalf or behalf of any company you are then employed by or serve in any advisory or managerial capacity (including, without limitation, as a member of a board of directors), hire, employ or engage any such person or entity. You further agree that, during such time, if an employee of Medtronic, Inc. contacts you about prospective employment with any company you are then employed by or serve in any advisory or managerial capacity (including, without limitation, as a member of a board of directors), you will inform such individual that you cannot discuss the matter further without informing the CEO of Medtronic. If a Medtronic employee asks you provide reference to a prospective employer, you may provide such information if you have no current employment, consultative or advisory relationship with that prospective employer. Medtronic acknowledges that you may not be directly and specifically involved with the recruitment and hiring of a Medtronic employee by your employer. In such a case, you agree that, upon Medtronic’s request, you will provide, and will use reasonable efforts to cause your employer to provide, evidence that this provision has not been breached with respect to such recruitment and hiring.

5.7  Agreement Not to Affect Benefits.   This Agreement shall not in any way impair any of your existing rights with respect to pension, retirement and/or other employee benefit plans of Medtronic applicable to former employees.

5.8  Assignment.   The parties represent and warrant that they have not assigned or transferred to any PERSON or entity, any claim or right released, granted or conveyed pursuant to this Agreement, and the parties covenant and agree that neither party may assign any rights or benefits under this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld.

5.9  Company Property.   You will return all proprietary or confidential information and documents, and company property including but not limited to credit cards, calling cards, keys, employment badges and any company provided hardware and software no later than the Separation Date; provided that you may retain the cellular phone, iPad and laptop computer issued to you by Medtronic so long as all Medtronic information is preserved and removed for retention by Medtronic.

5.10  Cooperation with Employer.   During the Transition Period, you agree to cooperate with Medtronic and provide consulting as reasonably requested regarding the transition of your duties; provided that such cooperation and consulting shall not unreasonably interfere with any employment or business pursuits, including consulting, that you may be engaged in from time to time. You represent that you have fully and truthfully disclosed to Medtronic any and all concerns you may have related to your employment and/or any alleged or perceived violation by Medtronic, its agents or employees of Medtronic’s Code of Conduct, its Business Conduct Standards, or any applicable legal, regulatory or quality requirements.

In addition, you agree to cooperate fully with Medtronic, including its attorneys or accountants, in connection with any potential or actual litigation, or other real or potential disputes, which directly or indirectly involves Medtronic; provided that such cooperation shall not unreasonably interfere with any employment or business pursuits, including consulting, that you may be engaged in from time to time. You agree to appear as a witness and be available to attend depositions, consultations or meetings regarding litigation or potential litigation as requested by Medtronic. Medtronic acknowledges that these efforts, if necessary, will impose on your time and would likely interfere with other commitments you may have in the future. Consequently, Medtronic shall attempt to schedule such depositions, consultations or meetings in coordination with your schedule, but you recognize that scheduling of certain court proceedings, including depositions, may be beyond Medtronic’s control. Likewise, following the Transition Period, Medtronic agrees to compensate you for your time hereunder at a mutually agreeable per hour rate of Six Hundred Dollars ($600.00) for actual time spent traveling to and from and attending such depositions, consultations or meetings, not to include ancillary time spent at hotels and related locations during evenings between proceedings. Medtronic also agrees to reimburse you for the out-of-pocket expenditures actually and reasonably incurred by you in connection with the performance of the services contemplated by this Section 5.10, including hotel accommodations, air fare transportation and meals consistent with Medtronic’s generally applicable expense reimbursement policies. It is expressly understood by the parties that any compensation paid by Medtronic to you under this Section 5.10 shall be in exchange for your time and is not intended or understood to be dependent upon the character or content of any information you disclose in good faith in any such proceedings, meetings or consultation.

5.11  Future Conduct.   You agree not to engage in any form of conduct, or make any statements or representations, that disparage or otherwise harm the reputation, goodwill or commercial interests of Medtronic or its management. You will refrain from making any statements including disparaging, derogatory or otherwise negative comments or statements about Medtronic to any person, including specifically but not limited to, any person affiliated in any way with any actual or potential employee, customer, vendor or competitor of Medtronic or any member of the medical, business, professional or scientific community with whom Medtronic has had or, to your knowledge, has contemplated a business, professional, or scientific relationship.

Medtronic, its officers and directors agree not to engage in any form of conduct, or make any statements or representations, that disparage or otherwise harm you or your reputation. Medtronic will refrain from making any statements including disparaging, derogatory or otherwise negative comments or statements about you to any person.

5.12  Indemnification.  In the event that any payments, benefits or other amounts provided to you under this agreement are subject to the excise tax imposed by Code Section 409A, Medtronic will indemnify and hold you harmless on a net after-tax basis from such excise tax and all interest and penalties imposed upon you with respect to such tax as well as all expenses incurred by you in contesting such tax. In the event of a claim is made against you for an excise tax under Code Section 409A, you agree that Medtronic may contest such claim, at its expense, with counsel appointed by Medtronic and reasonably acceptable to you. In addition, in the event that you are named as a defendant in litigation, or are otherwise subject to threatened or asserted claims against you, related to your employment or service with Medtronic, Medtronic will indemnify and provide legal defense for you in accordance with the law and subject to the terms and conditions of Medtronic’s directors and officer’s liability insurance coverage. Medtronic acknowledges its continuing obligation to defend and indemnify you in connection with acts and omissions performed in the course of your service with Medtronic, in the same manner as other current and former officers and directors.  The foregoing indemnification shall be provided subject to the requirements of Treasury Regulation Section 1.409A-3(i)(l)(v).

5.13  Confidentiality, Non-Disclosure.   The parties agree that they will not reveal, publish, disseminate or discuss any or all of the background, negotiations or terms and conditions of this Agreement except to one’s spouse, attorney, accountant or as may be required by law.

5.14  Voluntary Agreement.   The parties acknowledge that they have been provided a full opportunity to review and reflect upon the terms of this Agreement and to seek advice of legal counsel of their choice and that their signatures are freely, voluntarily and knowingly given.  The undersigned officer of Medtronic represents and warrants that she has full authority to enter into this Agreement on behalf of Medtronic.

5.15 Entire Agreement.   The parties agree that, except as it relates to the provisions of any agreements related to the grant of any stock option, other equity grant or employee benefit plan in which you participate, this Agreement supersedes any prior arrangements, agreements or contracts whether written, oral or implied (in law or fact), between them (including, without limitation, your Change of Control Agreement with Medtronic) and contains the entire understanding and agreement between the parties and cannot be amended, modified or supplemented in any respect, except by a subsequent written agreement executed by both parties.

5.16 Choice of Law.   This Agreement shall be governed by the laws of the State of Minnesota.

5.17  Limited Severability.   If any Article or provision(s) of this Agreement are found by a court of competent jurisdiction to be invalid or unenforceable, in whole or in part, then those provisions shall be deemed to be modified or restricted in the manner necessary to render them valid and enforceable, and this Agreement shall be construed and enforced to the maximum extent permitted by law, if any.

5.18  Headings.   The titles and subtitles of the various sections and paragraphs of this Agreement are inserted for convenience and shall not be deemed to affect the meaning or construction of any of the terms, provisions, covenants and conditions of this Agreement.

5.19  Payments to Estate. In the event of your death prior to the Retirement Date or before payment has been made of all amounts provided under this Agreement, the remaining payments to you under this Agreement shall be made to your estate .

5.20  Right to Pursue Other Activities and Employment During the Transition Period.   Subject to your compliance with the provisions of this Agreement, you may seek and accept other employment and otherwise engage in gainful employment, including consulting services, during the Transition Period. You shall continue to be paid the amounts under this Agreement and have the benefits set forth in this Agreement during the Transition Period.  If you are required to continue to perform CEO duties beyond the anticipated Separation Date of April 29, 2011 and you notify the Board of your intent to accept a material employment opportunity (subject to the provisions of section 5.5 of this Agreement) after April 29, 2011, the Board will endeavor to complete the transition of CEO duties as expeditiously as possible.

5.21  Public Announcements.  Medtronic agrees to consult with you on all public announcements regarding your employment, retirement, the transition of your employment, or your service or the completion of your service on the Board.

5.22 No Mitigation.   Medtronic agrees you are not required to seek other employment or to attempt in any way to reduce any amounts payable to you by Medtronic pursuant to this Agreement. Furthermore, the amount of any payment or benefit provided for in this Agreement shall not be reduced by any compensation earned by you as a result of employment by another employer or otherwise.

5.23 Section 409A of the IRS Code (“the Code”).  The intent of the parties is that payments and benefits under this Agreement comply with Section 409A of the Code to the extent subject thereto or be exempt therefrom and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted and administered to be in compliance therewith.  Notwithstanding anything contained herein to the contrary, to the extent required to avoid the application of an accelerated or additional tax under section 409A of the Code, each amount to be paid or benefit to be provided under this Agreement shall be construed as a separately identified payment for purposes of section 409A of the Code, and any payments that are due within the "short term deferral period" as defined in section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise.  To the extent required to avoid the application of an accelerated or additional tax under section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement during the six-month period immediately following your "separation from service" (within the meaning of section 409A) shall instead be paid on the first business day after the date that is six months following your "separation from service" (or upon your death, if earlier).  To the extent required to avoid an accelerated or additional tax under section 409A of the Code, amounts reimbursable to you under this Agreement shall be paid to you on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in-kind benefits provided to you) during any one year may not affect amounts reimbursable or provided in any subsequent year.

WHEREFORE, the parties execute this Agreement in counterparts effective the date set forth below.

MEDTRONIC, INC.

/s/ Caroline Stockdale		/s/ William A. Hawkins
Caroline Stockdale		William A. Hawkins
Senior Vice President, Human Resources

Date:	12/28/10	Date:	12/28/10

Exhibit A
SEPARATION AGREEMENT AND RELEASE

This Separation Agreement and Release (“Release”) is made and entered into by and between Medtronic, Inc. (“Medtronic”), and William A. Hawkins ("You"), whose residence is 2650 Marshland Road, Wayzata, MN 55391.

WHEREAS, You are Chairman and Chief Executive Officer of Medtronic, Inc.;

WHEREAS, You and Medtronic have executed a Separation Agreement and Release dated December 28, 2010 (the “Agreement”) relating to your termination of employment by reason of retirement;

WHEREAS, the Agreement contemplated the execution (and non-revocation) of this Release before You would be provided with additional benefits in connection with your termination of employment;

WHEREAS, neither the Agreement nor this Release constitutes any admission of any kind by either party; and

WHEREAS, the parties wish to document their understanding and agreement with respect to the terms of your separation from employment with Medtronic.

NOW, THEREFORE, in consideration of the provisions and agreements set forth hereinafter, and for good and valuable consideration, the sufficiency of which is acknowledged by both parties, the parties agree as follows:

Article 1.        Separation Pay Award.

1.1	Separation Pay Award. You have been granted a Separation Pay Award as set forth in Section 3.2 of the Agreement ("Award").

Article 2.         Termination of Employment.

2.1	Termination Date. For purposes of the Agreement, your employment with Medtronic terminated by reason of retirement effective April 27, 2012 (“Retirement Date”).

Article 3         Separation Package.

3.1
Exhibit A Execution.  This Release will be valid and enforceable, provided You sign this Exhibit A: Release no earlier than April 27, 2012. Any execution of  Exhibit A prior to April 27, 2012 or after May 18, 2012 shall render this Release null and void and unenforceable.

3.2	Additional Consideration: Lump Sum and Annual MIP Payments. Subject to the terms and conditions of the Agreement, if the Retirement Date occurs on April 27, 2012,

Medtronic will pay to you a lump sum separation amount of: (a) One Million Five Hundred Sixty Two Thousand Five Hundred Dollars ($1,562,500), which is an amount equal to one and one-fourth (1-1/4) years of your current base salary, plus (b) Two Million One Hundred Eighty-Seven Thousand Five Hundred Dollars ($2,187,500), which is an amount equal to one and one-fourth (1-1/4) times your Annual MIP target amount for FY11.  Subject to the terms and conditions of the Agreement, if the Retirement Date occurs on April 27, 2012, Medtronic will also pay to you a lump sum equal to twenty four (24) times the monthly COBRA premiums then in effect for continuation of your health and dental benefits.  Provided you have signed and not revoked this Release, these lump sum amounts (less withholdings for taxes) will be paid to you on June 8, 2012.

3.3	Non-Required Benefits. You acknowledge that by accepting the provisions of the Agreement and this Release, You are receiving certain benefits to which You would not otherwise be entitled.

Article 4.         Releases.

4.1
Your Release. In consideration of the provisions of this Release, You, for yourself and your  heirs and executors, fully and completely release and forever discharge Medtronic, its officers, directors, shareholders, board members, representatives, divisions, parents, subsidiaries, successors and assigns, employees and agents, of and from any and all claims, complaints, causes of action, demands, sums of money, covenants, contracts, agreements, promises, liabilities, damages or judgments, whatsoever in law or in equity, which You ever had, now has against Medtronic or which You hereafter, can, shall, or may have for or by reason of or in connection with any actions, conduct, decisions, behavior, events, transactions, omissions or accounts, occurring to the date of this Agreement, except (i) obligations of Medtronic under this Release and under the Agreement and (ii) indemnity obligations of Medtronic under its articles of incorporation, bylaws, directors’ and officers’ liability trust, and applicable laws with respect to actions taken by You as an officer and employee of Medtronic and/or any of its subsidiaries.

You acknowledge that this Release specifically covers, but is not limited to, any and all claims, complaints, causes of action or demands (including related attorneys' fees and costs) which You have or may have against Medtronic relating in any way to the terms, conditions and circumstances of his employment and the termination, resignation and/or retirement thereof, whether based on statutory or common law claims for wrongful discharge, breach of contract, breach of any express or implied promise, misrepresentation, fraud, retaliation, breach of public policy, infliction of emotional distress, defamation, promissory estoppel, invasion of privacy, or employment discrimination, including but not limited to claims under the Federal Age Discrimination in Employment Act (29 U.S.C. Sec. 621, et seq.), the Older Workers Benefit Protection Act ("OWBPA"), the Family Medical Leave Act, Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act (“ADA”), Employee Retirement Income Security Act, the Sarbanes-Oxley Act of 2002 and federal and state statutes, if any, addressing the same subject matters or any other theory or basis, whether legal or equitable, except nothing in this Release shall constitute a waiver of your right to make claims to enforce the Agreement or include any claim that, as a matter of law, cannot be released by private agreement.

Notwithstanding the forgoing, nothing in this Section 4.1 or elsewhere in this Release shall be interpreted to affect or impair any right that you have to salary or benefits under the Agreement, any right to any vested benefit under any Medtronic employee benefit plan or program, or any right to indemnification pursuant to Medtronic’s bylaws and certificate of incorporation or applicable law.

4.2
Protected Rights.  You expressly acknowledge that this Release does not relinquish any protected rights You may have under Title VII of the Civil Rights Act of 1964, the Equal Pay Act (“EPA”), the Americans with Disabilities Act (“ADA”), OWBPA or the Age Discrimination in Employment Act (“ADEA”) to file a charge, testify, assist or participate in any manner in an investigation, hearing or proceeding conducted by the Equal Employment Opportunity Commission or the Office of Federal Contract Compliance.  However, You may not recover additional compensation or damages as a result of that participation.

4.3
Medtronic Release.  In consideration of the provisions of this Release, Medtronic, for itself and its officers, directors, shareholders, board members, representatives, divisions, parents, subsidiaries, successors and assigns, employees and agents (“Medtronic Parties”), fully and completely releases and forever discharges You, your heirs and executors, of and from any all claims, complaints, causes of action, demands, sums of money, covenants, contracts, agreements, promises, liabilities, damages or judgments, whatsoever in law or in equity, which any Medtronic Parties, ever had, now have against You or which any Medtronic Parties, hereafter, can, shall, or may have for or by reason of or in connection with any actions, conduct, decisions, behavior, events, transactions, omissions or accounts, occurring to the date of this Release.

Medtronic Parties acknowledge that this Release specifically covers, but is not limited to, any and all claims, complaints, causes of action or demands (including related attorneys’ fees and costs) which any Medtronic Parties have or may have against You relating in any way to the terms, conditions and circumstances of your employment and the termination, resignation and/or Retirement thereof, or of your service as an officer or director of Medtronic; whether based on statutory or common law claims for breach of contract, breach of any express or implied promise, misrepresentation, fraud, breach of public policy, defamation, or promissory estoppels, or any other theory or basis, whether legal or equitable.

4.4
Notice of Rights of Review and Revocation.  You acknowledge receipt of this Release as notice in writing from Medtronic advising You to consult with an attorney prior to executing this Release and further acknowledges that You have been provided the right to consider this Release for a period of at least twenty-one (21) days prior to executing same. The parties acknowledge that You have fifteen (15) days from the date of execution of this Release to revoke same, and that this entire Release shall not be effective or enforceable in whole or in part until the revocation period has expired.  If You choose to revoke this Release within fifteen (15) days of execution, such revocation shall apply to the entire Release, and it is understood and agreed that such revocation shall render this entire Release null and void. To be effective, the revocation must be in writing and delivered by hand or mailed to Caroline Stockdale, Senior Vice President, Human Resources, Medtronic, Inc., 710 Medtronic Parkway, MS: LC400, Minneapolis, MN 55432.  If mailed, the revocation must be (a) postmarked within the fifteen-day revocation period; (b) properly addressed to Caroline Stockdale; and (c) sent by certified mail, return receipt requested.  If You accept this Release, the signed Release should be postmarked or returned by the fifteenth day following your execution hereof to Caroline Stockdale at the address stated herein.

Article 5.         General Provisions.

5.1
Agreement Not to Affect Benefits.  This Release shall not in any way impair any existing rights You have with respect to pension, retirement and/or other employee benefit plans of Medtronic applicable to former employees.

5.2
Regarding COBRA Benefits.  As provided by COBRA, You shall have the right to continue coverage in the medical plan(s) in which You are presently participating for a period of 18 months following the Termination Date, or for such longer period as may be provided by law.

5.3
Stock Options and Restricted Stock.  During the Transition Period and upon Retirement, your stock options and restricted stock grants will continue to vest in accordance with the terms of the applicable option and/or restricted stock agreement.  The exercise of any such option must occur no later than the last date on which exercise is permitted under the applicable option agreement, including terms applicable to your status as a retiree. You agree that You are solely responsible for determining the date on which his options expire per the terms of your option agreement(s).

5.4
Assignment.   The parties represent and warrant that they have not assigned or transferred to any person or entity, any claim or right released, granted or conveyed pursuant to this Release, and the parties covenant and agree that neither party may assign any rights or benefits under this Release without the prior written consent of the other party, which consent shall not be unreasonably withheld.

5.5
Voluntary Agreement.  The parties acknowledge that they have been provided a full opportunity to review and reflect upon the terms of this Release and to seek advice of legal counsel of their choice and that their signatures are freely, voluntarily and knowingly given.  The undersigned officer of Medtronic represents and warrants that she has full authority to enter into this Agreement on behalf of Medtronic.

5.6
Entire Agreement.  This Release, together with the Agreement, except as otherwise provided herein, and except as it relates to those agreements for stock option grants, restricted stock units and any other equity awards, and any other agreements related to benefit plans, supersedes any prior arrangements, agreements or contracts, whether written, oral or implied (in law or fact), between them (including, without limitation, your Change of Control Agreement with Medtronic) and contains the entire understanding and agreement between the parties and cannot be amended, modified or supplemented in any respect, except by a subsequent written agreement executed by both parties and expressly stating that it is intended to modify this Agreement.

5.8	Choice of Law. This Release shall be governed by the laws of the State of Minnesota.

5.9
Headings.   The titles and subtitles of the various sections and paragraphs of this Release are inserted for convenience and shall not be deemed to affect the meaning or construction of any of the terms, provisions, covenants and conditions of this Release.

5.10
Section 409A of the IRS Code (“the Code”).  The intent of the parties is that payments and benefits under this Release comply with Section 409A of the Code to the extent subject thereto or be exempt therefrom and, accordingly, to the maximum extent permitted, this Release shall be interpreted and administered to be in compliance therewith.  Notwithstanding anything contained herein to the contrary, to the extent required to avoid the application of an accelerated or additional tax under section 409A of the Code, each amount to be paid or benefit to be provided under this Release shall be construed as a separately identified payment for purposes of section 409A of the Code, and any payments that are due within the "short term deferral period" as defined in section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise.  To the extent required to avoid the application of an accelerated or additional tax under section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Release during the six-month period immediately following your "separation from service" (within the meaning of section 409A) shall instead be paid on the first business day after the date that is six months following your "separation from service" (or upon your death, if earlier).  To the extent required to avoid an accelerated or additional tax under section 409A of the Code, amounts reimbursable to you under this Release shall be paid to you on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in-kind benefits provided to you) during any one year may not affect amounts reimbursable or provided in any subsequent year.

WHEREFORE, the parties execute this Release on the date set forth below.

MEDTRONIC, INC.

/s/ Caroline Stockdale		/s/ William A. Hawkins
Caroline Stockdale		William A. Hawkins
Senior Vice President, Human Resources

Date:	12/28/10	Date:	12/28/10